OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden
hours per response. . . 14.9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         JORDAN AMERICAN HOLDINGS, INC.
                (formerly called Christian Purchasing Network, Inc.)
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                        ------------------------------
                         (Title of Class of Securities)


                                    41383310
                                ----------------
                                 (CUSIP Number)

                                 W. Neal Jordan
                                223B Main Street,
                          Boxford, Massachusetts 01921
                                 (978) 887-0265

                                  with copy to:

                              Harry C. Beatty, Esq.
                           Kent, Beatty & Gordon, LLP
                                 425 Park Avenue
                          New York, New York 10022-3598
                                 (212) 421-4300
                      --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2001
                           -----------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41383310

                    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                         Wallace Neal Jordan

                    2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                       (a)

                                       (b)

                    3.   SEC Use Only

                    4.   Source of Funds (See Instructions:

                         PF


                    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                    6.   Citizenship or Place of Organization:

                         United States of America


Number of Shares Beneficially Owned
by Each Reporting Person With:

                    7.   Sole Voting Power: 4,808,983 shares of Common Stock

                    8.   Shared Voting Power: -0-

                    9.   Sole  Dispositive  Power:  4,808,983  shares  of Common
                         Stock    1

                    10.  Shared Dispositive Power: -0-

                    11.  Aggregate Amount  Beneficially  Owned by Each Reporting
                         Person: 4,808,983 shares of Common Stock

                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                    13.  Percent  of Class  Represented  by  Amount in Row (11):

                         41.2%

                    14.  Type of Reporting Person (See Instructions):

                         IN


----------------------------------
1.   Includes 334,095 shares issuable upon exercise of the IPO
Underwriter's warrants and stock purchase warrants included therein owned by Jordan; 42,500 shares issuable upon exercise of public warrants owned by Jordan; and 877,732 shares issuable upon exercise of options granted to Jordan by the Issuer.

Item 1.           Security and Issuer

         The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share ("Common Stock"), of Jordan American Holdings, Inc., a Florida corporation formerly known as Christian Purchasing Network, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 333 West Vine Street, Suite 206, Lexington, Kentucky 40507.

Item 2.           Identity and Background

(a)  The person filing this Statement is Wallace Neal Jordan ("Jordan").

(b)  Jordan's address is 223B Main Street, Boxford, Massachusetts 01921.

(c)  The statements set forth in this Item 2(c) are subject to the response to
     Item 4 below, which discusses recent developments. The principal occupation of Jordan has been as Chairman of the Board and Chief Executive Officer of the Issuer, and President of Equity Assets Management, Inc. ("EAM"), a registered investment advisor and the principal operating subsidiary of the Issuer. The address of EAM is the same as the address for the Issuer set forth in the response to Item 1, above. Jordan for more than the last two years has discharged his employment responsibilities from office space located in his home in Boxford, Massachusetts, that he donated to the Issuer's use and for which the Issuer does not pay and has not paid rent. Jordan does not exercise control over the Issuer's day to day operations, which are controlled and directed by management resident in the Issuer's Lexington, Kentucky office, Charles R. Clark ("Clark"), a director and the Chief Market Analyst of the Issuer, and A.J. Elko ("Elko"), a director and the Chief Operating Officer and Chief Financial Officer of the Issuer.

(d) Jordan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  Jordan  has  not,  during  the  last  five  years,  been a party to a civil proceeding of a judicial or administrative body of of competent Jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Jordan is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         Since February 26, 1993, the date of Amendment No. 1 to this Schedule 13D, Jordan from time to time has contributed shares of Common Stock to trusts established for the benefit of his children, has donated shares of Common Stock to charitable institutions and, on behalf of the Issuer and for the benefit of its shareholders, has gifted shares of Common Stock to various individuals who owned shares of Common Stock and were disappointed in the Issuer's performance. The foregoing disposals, all of which occurred prior to January 1, 2000, aggregated 1,522,734 shares.

         On or about May 16, 2001, Jordan purchased 47,000 shares of Common Stock in a privately negotiated transaction at a price of $0.06, approximating the market price at that time; on or about May 21, 2001, Jordan purchased 10,000 shares of Common Stock in the open market at the market price of $0.07 per share; and on or about May 22, 2001, Jordan purchased 10,000 shares of Common Stock in the open market at the market price of $0.08 per share. Jordan has used his personal funds to make the foregoing purchases of shares of Common Stock and anticipates using his own personal funds in order to purchase, as he deems it appropriate, additional shares of Common Stock of the Issuer.

Item 4.           Purpose of Transaction.

         Jordan, who has worked in the investment industry since 1966 and who founded the companies, including

EAM, that serve as the core of the Issuer's operations, believes that the Issuer has been underperforming under current management. Jordan believes that the Issuer, under the control and direction of Clark and Elko, has unwisely increased expenses, and embarked on a plan that minimizes the opportunity for revenue growth, all of which has been reflected in poor financial results, with the expected negative impact on the price for the Common Stock. On June 18, 2001, the Issuer's Common Stock closed at $0.05, compared to its fifty two week high of $0.39. Jordan believes that this decrease in value evidences the failure of the Issuer to protect shareholder value, and that to enhance shareholder value, the Issuer must cut overhead and expenses, and return to the historic base of its operations.

         Jordan believes current management is incapable, and in any event unwilling, to effect the necessary changes in the Issuer's operations and direction. In light of the recent developments discussed below, which discuss steps Clark and Elko have taken to preserve their positions and entrench their control of the Issuer, Jordan has concluded that it is necessary to replace the directors and management of the Issuer.

         The historic base of the Issuer's revenues and profits has been its very successful management of equity securities investment portfolios in individual accounts through its EAM subsidiary, which was founded by Jordan in 1972 and sold to the Company in August 1991.

         According to the Issuer's Report on Form 10-KSB for the fiscal year ended December 31, 2000 (the "2000 Form 10-KSB"), about 70% of these individually managed accounts provide EAM with incentive fees equal to 20% of the realized and unrealized gains in the accounts. The opportunity and potential for significant fee income and revenues from these incentive fee accounts is evident. Also according to the 2000 Form 10-KSB, the remaining approximately 30% of these individually managed accounts pay a fixed percentage of assets fee of approximately 1.9% annually. According to the 2000 10-KSB, EAM managed approximately $38,000,000 in assets in these individual accounts at December 31, 2000, and the fees from these accounts still provide the largest portion of the Issuer's revenues.

         According to Nelson's "America's Best Money Managers" - 1994, EAM, under the direction of Jordan, ranked No. "1" for composites/funds under $100 million in 10-year annualized returns, at 26.23%, in the U.S. Equity (All Styles) category. Although EAM had disappointing results, as many money managers did, during the difficult year 2000 market environment, its more recent results remain impressive. According to Nelson's "World's Best Money Managers" 2000, the most recent rankings available, EAM under the direction of Jordan, for the period ended December 3, 1999, ranked: 9th out of 84 composites/funds in 10-year annualized returns for U.S. Small-cap Equity; 8th out of 37 composites/funds in 10-year annualized returns for U.S. Small-cap Growth Equity; 11th out of 91 composites/funds in three-year annualized returns for U.S. Small-cap Growth Equity; 17th out of 473 composites/funds in one year returns for U.S. Growth Equities; 20th out of 1,284 composites/funds in one-year returns for U.S. Equity (all Styles); 2nd out of 104 composites/funds in one quarter returns for U.S. Small-cap Growth Equity; and 7th out of 1,292 composites/funds in one quarter returns for U.S. Equity (All Styles).

         Despite Jordan's and EAM's proven track record over the last almost thirty years, Clark and Elko instead have caused the Issuer to promote and emphasize the Issuer's Impact Total Return Portfolio (the "Portfolio"), a mutual fund begun in June 1997 for which the Issuer receives a net fixed management fee of only 0.65% per year of average net assets under management (a gross fee of 1.25%, from which a fee of 0.60% of average net assets must be paid to a sub-advisor), or about one-third of the rate at which fees are payable to EAM for fixed fee individually managed accounts. Despite extensive marketing expenses behind the Portfolio, including, on information and belief, the hiring since January 1, 2000, of two employees (one-sixth of the full-time personnel, according to the 2000 Form 10-KSB) to serve as "wholesalers" to promote and sell the Portfolio, the net assets under management were, according to the 2000 Form 10-KSB, only $4,000,000 at December 31, 2000. Jordan has come to believe that Clark and Elko have chosen to emphasize the Portfolio, not for the benefit of the holders of Common Stock, but instead to lessen the reliance of the Issuer on Jordan and his experience and impressive proven track record in the investment industry, and thereby facilitate the consolidation of their control of the Issuer.

         Jordan believes that it is in the best interests of the shareholders of the Issuer to return to the more profitable core business represented by EAM's management of individual investment portfolios, and reduce the emphasis on the less profitable Portfolio, with its high expenses and small, shared fixed fees.

         Jordan also believes that the Issuer must cut expenses and overhead to improve its results and enhance shareholder value. For example, in addition to incurring the salary and travel and entertainment expenses of two wholesalers to promote the low margin Portfolio, according to the 2000 Form 10-KSB, the Issuer's principal executive offices had been moved to Lexington, Kentucky, from Steamboat Springs, Colorado, sometime in late 2000. The addition of the Lexington, Kentucky, office tripled the Company's lease expense, based on a comparison of the 2000 Form 10-KSB and the Issuer's Report on Form 10-KSB for the fiscal year ended December 31, 1999. Jordan believes that overhead of the Issuer can and should be cut, including by de-emphasizing the Portfolio and closing the Lexington office, and that this would not have any significant adverse affect on the Issuer.

         In furtherance of the plan referred to above and because of the recent developments discussed below, Jordan may and reserves the right (i) to demand, pursuant to applicable law, that the Issuer promptly call an annual meeting or a special meeting of its shareholders to remove the individuals other than Jordan who are purporting to act as directors of the Issuer; (ii) to conduct a proxy and/or consent solicitation in connection with any such annual or special meeting of shareholders, including to amend the Certificate of Incorporation and/or By-laws of the Issuer as necessary or advisable to facilitate the removal of incumbent directors other than Jordan; and (iii) to commence such legal, equitable and other proceedings as he may determine, in his discretion, are warranted based upon alleged breaches of fiduciary duty, violations of federal securities laws or other claims based upon or relating to the actions Clark and Elko described in the recent developments discussed below.

         Also in furtherance of the plan referred to above, Jordan intends to file a proxy statement with the Securities and Exchange Commission disclosing information with respect to nominees he will propose for election as members of the Issuer's board of directors. In addition, Jordan may acquire additional securities of the Issuer, through open market and/or privately negotiated transactions.

         Other than as described above, Jordan has no plans or proposals which relate to or would result in any of the actions or effects specified in paragraphs (a) through (j) of Item 4 of Schedule 13-D.

                               Recent Developments

         On May 22, 2001, the Annual Meeting of the Issuer (the "Annual Meeting") was to be held. According to the Issuer's definitive Proxy Statement for the Annual Meeting dated May 1, 2001 (the "Proxy Statement"), the Issuer conceded that Jordan, "by reason of his ownership of record of approximately 33.5% of the outstanding shares of [the Issuer's] Common Stock, may be in a position to elect all of the Directors of the [Issuer] and thereby control the [Issuer]." Jordan was not provided with any preliminary proxy statement or drafts of the Proxy Statement, and received the Proxy Statement only in his capacity as a shareholder of record on April 2, 2001, the record date for the Annual Meeting (the "Record Date").

          Clark is the trustee of trusts established by Jordan for the benefit of his children. These trusts own of record, and on the Record Date owned, 550,600 shares of Common Stock. As trustee, Clark has the power to vote these shares, and duly executed and delivered a management proxy for these shares in connection with the Annual Meeting.

         The Annual Meeting commenced at 10:00 a.m., local time, on May 22, 2001. Clark refused to attend the Annual Meeting although he was present at the Issuer's officers where the Annual Meeting was being held, and purportedly revoked, at 9:59 a.m. local time, the proxy he had delivered as trustee for the 550,600 shares of Common Stock owned by the trusts, as well as a proxy for 1,000 shares owned of record by Clark. In addition, it appears Clark and Elko also had solicited the revocation in writing of proxies from other Common Stock shareholders who had (i) duly executed and delivered such proxies as requested by management in the Proxy Statement, and (ii) voted such shares in accordance with management's recommendations set forth in the Proxy Statement. The Proxy Statement did not disclose that management reserved the right to solicit the revocation of proxies, including those delivered and voted in accordance with management's recommendations, in the event that management believed that it was necessary to obtain revocations to avoid a quorum as the means to preserve their positions and entrench their control. A revocation purportedly was received by the Issuer at 9:43 a.m. local time of proxies for an additional 200,405 shares owned by one shareholder, which revocation was, on information and belief, delivered pursuant to Clark and Elko's improper solicitation.

         When the vote was called for the election of directors, Jordan voted the 33.5% of the outstanding shares of Common Stock owned of record by him on the Record Date against the slate of directors set forth in the Proxy Statement that had been proposed by Clark (who was up for re-election) and Elko.

         Upon conclusion of the vote, in light of the purported proxy revocation delivered by Clark and the purported revocation of the additional 200,405 shares referred to above, Elko announced that a quorum was not present and adjourned the Annual Meeting until May 29, 2001. According to information supplied by North American Transfer Co., the transfer agent for the Common Stock (the "Transfer Agent"), proxies for 2,384,283 shares of Common Stock were duly executed and delivered in connection with the Annual Meeting. Had revocations not been improperly solicited and obtained for the purpose of aborting the Annual Meeting, or if such revocations turn out, in fact, to be ineffective, a quorum was exceeded by more than 650,000 shares of Common Stock.

         Later in the day on May 22, 2001, Elko called Jordan to his office, Clark was present, and Elko announced that the meeting constituted a Special Meeting of the Board of Directors of the Issuer at which a quorum, constituted by Jordan, Elko and Clark, was present. By a two to one vote, Elko and Clark purported to remove Jordan from all his positions as an officer of the Issuer and its affiliates.

         By letter dated May 24, 2001, Elko purported to advise the Transfer Agent that the adjourned Annual Meeting had been abandoned, and that the Transfer Agent should stop accepting proxies for it. By press release dated May 25, 2001, the Issuer, under the direction and control of Elko and Clark, announced that the Annual Meeting would not be reconvened, and that a new Annual Meeting with a new solicitation would be scheduled later in the year.

         Also on May 25, 2001, Clark and Elko called a Special Meeting of the Board of Directors for May 29, 2001. Jordan did not attend that meeting. At that meeting, Clark and Elko purportedly elected two individuals to fill vacancies on the board of directors of the Issuer occasioned by the resignation of Herald Stout on May 21, 2001, and the resignation of Ms. Terri W. Abady, a director of the Issuer who was not standing for re-election at the Annual Meeting, which counsel for Clark and Elko, purporting to act as General Counsel for the Issuer, advised had submitted her written resignation on or about May 29, 2001.

         Commencing in late May, 2001, the Issuer, under the direction and control of Clark and Elko, commenced to breach the written Employment Agreement between the Issuer and Jordan by, inter alia, purporting to terminate the Employment Agreement and Jordan's employment with subsidiaries and affiliates of the Issuer, filing an NASD Form U-5 with the NASD, and terminating or canceling all the business tools (e.g. a business credit card, a telephone, facsimile and quotron machines) necessary for Jordan to service the Issuer's business and interests. Accordingly, Clark and Elko are depriving the clients of the Issuer, many if not most of which established and maintained their accounts with EAM based on Jordan's personal reputation and the personal relationships he developed with them, of the benefit of Jordan's investment savvy and asset management skills. As a result, it is likely that the Issuer will lose the accounts of many of these clients.

         Also commencing in late May, 2001, Clark and Elko began issuing press releases concerning the foregoing recent events and, on information and belief, communicating with EAM customers relating to their attempts to divorce Jordan from the Issuer's operations and for the suspected purpose of persuading customers to transfer their EAM individually managed accounts to the less profitable Portfolio. The uncertainty concerning the Issuer and EAM, which has relied on Jordan since inception and which Jordan believes no longer has experienced management, is not in the best interest of the Issuer and may serve to decrease shareholder value.

Item 5.           Interest in Securities of the Issuer

         The percentages used in this Amendment No. 2 to Schedule 13D are calculated based upon the 10,421,216 shares of Common Stock reported as outstanding as of March 31, 2001, in the Issuer's Report on Form 10-QSB for the quarter then ended, as filed with the Securities and Exchange Commission on May 14, 2001.

(a) As of the date hereof, Jordan beneficially owns 4,808,983 shares of Common Stock of the Issuer, which represents approximately 41.2% of the issued and outstanding shares of Common Stock.

(b) Jordan has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 3,549,656 shares of Common Stock beneficially owned by him.

(c) See response to Item 3, which is hereby incorporated herein by reference, with respect to transactions in Common Stock effected by Jordan during the last sixty days and since the most recent amendment to this Schedule 13-D.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  None.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /S/ W. Neal Jordan
                                           -------------------
                                               W. Neal Jordan
Date: June  21, 2001